Mail Stop 4561
Via Fax (408) 974-2023

March 19, 2010

Peter Oppenheimer
Senior VP and Chief Financial Officer
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

   Re: **Apple Inc.**
      Form 10-K/A for the Fiscal Year Ended September 26, 2009
      Filed on January 25, 2010
      File No. 000-10030

Dear Mr. Oppenheimer:

   We have reviewed your response letter dated March 4, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 18, 2010.

Form 10-K/A for the Fiscal Year Ended September 26, 2009

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 29

1. We note your response to prior comment 1. Please tell us if you considered specifying in your disclosures what products you considered to be "similar offerings" in determining the estimated selling price of unspecified upgrades for the iPhone and Apple TV (e.g., specified software upgrades sold for the iPod Touch and AppleCare).

2. In your iPhone and Apple TV arrangements, please tell us if related sales incentives, if any, mainly include those consisting of volume purchase discounts

and/or discounts offered for purchasing specific products and/or services together. If you provide sales incentives for these products, tell us if you believe they mainly relate to the delivered item or both the delivered and the undelivered (i.e., unspecified software upgrades) items.

3.   Please refer to prior comment 3 and tell us if you considered specifying in your Revenue Recognition for Arrangements with Multiple Deliverables policy that your software arrangements containing multiple elements primarily include transactions involving the sale of APP and MobileMe.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief